AB 3/7

15047095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
RECEIVED
MAR 0 2 2015
Wash., D.C.
201

SEC FILE NUMBER
8- 68212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monadnock Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 West Ninth Street, #220
(No. and Street)

Wilmington,	DE	19801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Bigelow — 302-295-1215 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/11

OATH OR AFFIRMATION

I, Daniel C. Bigelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monadnock Securities, LP, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
YUSEF R MOORE, NOTARY PUBLIC
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
MY COMMISSION EXPIRES JUNE 03, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH., D.C.
201
SECTION

MONADNOCK SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2014

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Monadnock Securities, LP

We have audited the accompanying financial statements of Monadnock Securities, LP (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2015

MONADNOCK SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	14,956
Other assets		10,640
	$	**25,596**

PARTNERS' CAPITAL

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
PARTNERS' CAPITAL (Note 2)		25,596
	$	**25,596**

The accompanying notes are an integral part of this statement.

MONADNOCK SECURITIES, LP

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

REVENUE:	
Other income	$ 13,421
EXPENSES:	
Professional fees	23,380
General and administrative	2,872
Total expenses	26,252
NET LOSS	**$ (12,831)**

The accompanying notes are an integral part of this statement.

MONADNOCK SECURITIES, LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2014

BALANCE, December 31, 2013	$	28,427
Contributions		10,000
Net loss		(12,831)
BALANCE, December 31, 2014	**$**	**25,596**

The accompanying notes are an integral part of this statement.

MONADNOCK SECURITIES, LP

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(12,831)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in Other Assets		(9,741)
Decrease in Accounts Payable		(293)
Net cash used in operating activities		(22,865)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Contributions		10,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(12,865)
CASH AND CASH EQUIVALENTS, at beginning of year		27,821
CASH AND CASH EQUIVALENTS, at end of year	$	14,956

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Monadnock Securities, LP (the "Partnership") is a limited partnership organized on February 2, 2009 under the laws of the state of Delaware. The Partnership was founded to allow accredited Investors to selectively participate in alternate private placement stock offerings not typically available to them. The Partnership was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on April 19, 2010.

After several months of discussions, David Shepherd, Daniel Bigelow, and MCM GP, LLC entered into a purchase and sale agreement on May 23, 2014 to sell their interests in Monadnock Securities, LP to two third-party-Florida LLCs. Under this agreement, the two third-party LLCs are to acquire 100% of the partnership interests of Monadnock Securities from Mr. Shepherd, Mr. Bigelow, and MCM GP, LLC, as well as reimburse Monadnock Securities for certain on-going expenses and pay a consulting fee while waiting for FINRA approval of the transaction. All of the consulting income ($13,419) received in 2014 was received pursuant to this agreement, and $13,726 (34.33% of total 2014 expenses) was received for expense reimbursement in 2014 pursuant to this agreement as well. A Change of Membership Application (CMA) was filed with FINRA on October 3, 2014 and is still awaiting final FINRA approval. Because the regulatory-approval process has taken longer than originally anticipated, the purchase and sale agreement was modified on November 24, 2014. Under the amended agreement, purchasers agreed to increase the good-faith deposit from $10,000 to $20,000 and the consulting fee from $2,000 to $4,000 per month, as well as agree to continue to reimburse Monadnock Securities, LP for additional operational expenses.

Revenue recognition

The Partnership recognizes revenues as commissions and fees are earned upon the sale of various investment vehicles. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions.

15c3-3 exemption

The Partnership under Rule 15c3-3(k)(2)(i) is exempt from the customer reserve requirements and the possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts.

Cash and cash equivalents

For purposes of cash flows, the Partnership considers money market funds with original maturities of three months or less to be cash equivalents.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Partnership is recognized as a limited partnership by the Internal Revenue Service. Accordingly, the Partnership's partners are liable for federal and state income taxes on its taxable income.

The Partnership is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Partnership files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Partnership is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Partnership recording a tax liability that reduces net assets. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Partnership had net capital and net capital requirements of $14,956 and $5,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Partnership leases office space from a related party under a month-to-month operating lease for 2014. The Partnership paid the related party $4,477 for rent during the year ended December 31, 2014.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Partnership's financial instruments including cash and cash equivalents, other assets and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Partnership is in the business of syndicating and marketing private placements of stock to accredited investors. Its business is directly affected by downturns in the market and its ability to raise capital during distressed economic conditions.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

MONADNOCK SECURITIES, LP

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2014

CREDIT:	
Partners' capital	$ 25,596
DEBITS:	
Other assets	10,640
NET CAPITAL	14,956
Minimum requirements of 6-2/3% of aggregate indebtedness of $0.00 or $5,000, whichever is greater	5,000
Excess net capital	**$ 9,956**
AGGREGATE INDEBTEDNESS- Accounts payable	**$ -**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0**

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17-a-5 as of December 31, 2014

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Monadnock Securities, LP

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Monadnock Securities, LP (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2015

Monadnock Securities LP Exemption Report

Monadnock Securities LP, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k) throughout the most recent fiscal year ending December 31st, 2014, without exception.

I, Daniel C. Bigelow, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By: MCM GP, LLC its General Partner

By: Daniel C. Bigelow

Title: President

Date: 21 February 2015